Exhibit 99.4

REEDER & SIMPSON, P.C.

ATTORNEYS AT LAW

P.O. Box 601	Telephone: +1-692-625-3602
RRE Commercial Center	Email:	dreeder@minta.mh
Majuro, MH 96960		r.simpson@simpson.gr

December 23, 2014

StealthGas Inc. (the “Company”)

331 Kifissias Avenue

Erithrea 14561 Athens

Greece

Re: Rights Agreement, dated as of December 23, 2014, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agreement”)

Ladies and Gentlemen:

We have acted as special Marshall Islands counsel to the Company, a Republic of the Marshall Islands (the “RMI”), corporation in connection with the Rights Agreement, dated as of December 23, 2014, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (the “Rights Agent”). We refer to the Company’s Registration Statements on Form S-8 (No. 333-144240) (the “S-8”), Form F-3 (No. 333-189971) (the “Shelf Registration Statement”), and Form F-3 (No. 333-143804) (the “Resale Registration Statement” and together with the S-8 and the Shelf Registration Statement, the “Registration Statements”), under the Securities Act of 1933, as amended (the “Act”), with the U.S. Securities and Exchange Commission (the “Commission”), that relate to, among other things, the proposed offering and sale of shares of common stock, par value $0.01 per share, of the Company (the “Shares”), shares of common stock, par value $0.01 per share, of the Company that may be sold by or on behalf of selling shareholders of the Company or their donees, pledgees, transferees or other successors in interest (the “Resale Shares”), and preferred share purchase rights (the “Rights”), attached to each Share and Resale Share, and any additional such securities registered pursuant to a registration statement filed pursuant to Rule 462(b) under the Act relating to the Shelf Registration Statement.

In connection with this opinion letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the (i) the Registration Statements, (ii) the above captioned Rights Agreement, (iii) the relevant resolutions of the Board of Directors of the Company and (iv) such other documents and records as we have deemed necessary.

With your permission, for the purposes of the opinions expressed herein, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to us as originals, the conformity with the originals of all documents submitted to us as certified, facsimile or photostatic copies and the authenticity of the originals of all documents submitted to us as copies. We have further assumed that (i) under the laws of New York, the Rights Agreement has been validly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms and (ii) under the laws of New York, the Rights constitute valid and binding obligations of the Company. We have also assumed that the members of the Company’s Board of Directors acted in a manner consistent with their fiduciary duties under applicable law when approving the Rights Agreement.

We have also assumed for purposes of our opinion that (i) the Rights Agreement has been duly authorized, executed and delivered by the Rights Agent, (ii) the Rights Agent has the requisite organizational and legal power and authority to perform its obligations under the Rights Agreement and (iii) the Rights Agreement constitutes a valid and binding agreement of the Rights Agent, enforceable against the Rights Agent in accordance with its terms.

Based upon the foregoing, we are of the opinion that:

1. To the extent it is governed by the laws of the RMI, the Rights Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, the Rights attributable to the Resale Shares constitute valid and binding obligations of the Company entitled to the benefits of the Rights Agreement and the Rights attributable to any Shares to be issued by the Company, when issued and delivered, will constitute valid and binding obligations of the Company entitled to the benefits of the Rights Agreement. This opinion addresses the Rights and the Rights Agreement in their entirety, and it is not settled whether the invalidity of any particular provision of a Rights Agreement or of Rights issued thereunder would result in invalidating such Rights in their entirety.

The opinions expressed above are subject to the following limitations and qualifications:

1. The enforceability opinions set forth above are subject to the effects of (i) bankruptcy, insolvency, fraudulent conveyance, fraudulent transfer, reorganization, moratorium or other similar laws relating to or affecting enforcement of creditors’ rights or remedies generally, and (ii) general principles of equity (whether such principles are considered in a proceeding at law or equity), including the discretion of the court before which any proceeding may be brought, concepts of good faith, reasonableness and fair dealing and standards of materiality.

2. We express no opinion as to the laws of any jurisdiction other than the laws of the RMI as currently in effect.

3. This opinion letter does not address the determination a court of competent jurisdiction may make regarding whether the Company’s Board of Directors would be required to redeem or terminate, or take other action with respect to, the Rights at some future time based on the facts and circumstances existing at that time.

We hereby consent to the use of this opinion as an exhibit to the Registration Statements and any reference to us under the caption “Legal Matters” in the prospectus included in such Registration Statements. In giving such consent, we do not hereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules or regulations of the Commission thereunder.

Very truly yours,

/s/ Dennis J. Reeder Dennis J. Reeder
Reeder & Simpson, P.C.